

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

[ ] TRANSITION REPORT PURSUANT TO 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to _______

Commission File Number: ______________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

AMCOL International Corporation Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AMCOL International Corporation
2870 Forbs Avenue
Hoffman Estates, Illinois 60192

Exhibit Index p. 17

FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements

AMCOL International Corporation Savings Plan

Report Letter

Statements of Net Assets Available for Benefits

Statements of Changes in Net Assets Available for Benefits

Notes to Financial Statements

Schedule of Assets Held at End of Year

(b) Exhibit

Exhibit 23.1 - Consent of Independent Auditors

AMCOL International Corporation Savings Plan

Financial Report

December 31, 2008

plante moran

AMCOL International Corporation Savings Plan

Contents

Report of Independent Registered Public Accounting Firm

To the Trustees
AMCOL International Corporation
Savings Plan

We have audited the accompanying statement of net assets available for benefits of AMCOL International Corporation Savings Plan (the "Plan") as of December 31, 2008 and 2007 and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Plan as of December 31, 2008 and 2007 and the changes in net assets for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Plante & Moran, PLLC

Chicago, Illinois
June 11, 2009

AMCOL International Corporation Savings Plan

Statement of Net Assets Available for Benefits

	December 31	
	2008	2007
Assets		
Participant-directed investments (Note 3):		
Common collective trust funds	$ 24,813,882	$ 27,801,086
Mutual funds	19,917,972	31,818,335
AMCOL International Corporation Stock Fund	22,685,378	31,683,973
Self-directed brokerage accounts	1,274,207	1,573,410
Participant loans	2,193,240	2,075,390
Total participant-directed investments	70,884,679	94,952,194
Cash	4,213	-
Pending settlement receivable	350	9,204
Net Assets Available for Benefits - At fair value	70,889,242	94,961,398
Adjustment from Fair Value to Contract Value for Interest in Common Collective Trust Funds Relating to Fully Benefit-responsive Investment Contracts	4,005,958	257,606
Net Assets Available for Benefits	**$ 74,895,200**	**$ 95,219,004**

See Notes to Financial Statements.

AMCOL International Corporation Savings Plan

Statement of Changes in Net Assets Available for Benefits

	Year Ended December 31	
	2008	2007
Additions		
Contributions:		
Participants	$ 5,122,344	$ 4,929,902
Employer	4,188,701	3,305,846
Total contributions	9,311,045	8,235,748
Investment income:		
Net (depreciation) appreciation in fair value of investments (Note 3)	(26,298,659)	9,058,277
Dividends and interest	2,794,475	4,472,242
Total investment (loss) income	(23,504,184)	13,530,519
Total additions - Net	(14,193,139)	21,766,267
Deductions		
Benefits paid to participants	6,090,842	6,919,924
Management fees	39,823	27,443
Total deductions	6,130,665	6,947,367
Net (Decrease) Increase in Net Assets Available for Benefits	(20,323,804)	14,818,900
Net Assets Available for Benefits		
Beginning of year	95,219,004	80,400,104
End of year	**$ 74,895,200**	**$ 95,219,004**

See Notes to Financial Statements.

Note 1 - Description of the Plan

The following description of the AMCOL International Corporation Savings Plan (the "Plan") provides only general information. Participants should refer to the plan agreement for a complete description of the Plan's provisions.

General - The Plan is a defined contribution plan covering all full-time employees of AMCOL International Corporation (the "Corporation"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions - Through payroll deduction, participants can make contributions to the Plan of up to 75 percent of their compensation, subject to the statutory maximum. The Corporation contributes a matching amount equal to the lower of the participant's deferral contributions or 4 percent of compensation. The Corporation's matching contributions are made in the form of AMCOL International Corporation common stock. The 4 percent matching contribution was $2,897,307 and $2,443,902 as of December 31, 2008 and 2007, respectively. The Corporation also makes a special retirement contribution in the form of cash for employees hired after December 31, 2003 of 3 percent of compensation if they are employed at the end of each year. The 3 percent special retirement contribution was $1,291,394 and $861,944 as of December 31, 2008 and 2007, respectively.

Participant contributions may be allocated among various funds or to the self-directed brokerage account option as directed by the participant.

Participant Accounts - Each participant's account is credited with the participant's contribution and allocations of (a) the Corporation's contribution and (b) plan earnings and charged with an allocation of administrative expenses, if any. Allocations are based on participant compensation or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting - Participants are fully vested at all times in their account balances except for the Corporation's special contributions, which are 100 percent vested after five years.

Forfeited Accounts - Forfeitures of Corporation special contributions will be used to lower subsequent Corporation special contributions.

Voting Rights - Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account.

Note 1 - Description of the Plan (Continued)

Payment of Benefits - Upon termination of a participant's employment, the value of the participant's account is measured as the sum of the following:

(a) Total amount of the participant's contributions made under the Plan

(b) Corporation contributions allocated to the participant's accounts as of the date of the last plan year ended prior to termination

(c) Investment income and administrative expenses allocated to the participant's account as of the last day of the month prior to termination

Upon termination of service due to death, disability, or retirement, a participant or beneficiary may elect to receive a single payment equal to the value of the participant's interest in his or her account or receive a single payment at a later date. If the value of the account is less than $1,000, the Plan will automatically pay the participant a single payment. For termination of employment for other reasons, a participant will also be paid his or her benefit in a single payment. Benefits payable under the Plan are limited to the amount that can be provided from the participant's account.

Participant Loans - Participants may borrow funds from the Plan. A participant's loan balance may not exceed the lesser of $50,000 or 50 percent of the participant's vested account balance. The participants must repay their loans within five years. The interest rate charged on loans to the participants is the then-prevailing prime rate plus 1 percent.

Plan Termination - Although it has not expressed the intention to do so, the Corporation has the right to discontinue its contributions and to terminate the Plan, subject to the provisions of ERISA. In the event the Plan terminates, participants become 100 percent vested and the net assets of the Plan will be distributed among the participants in the Plan based upon each participant's account balance.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation - The accompanying financial statements have been prepared on the accrual basis. The Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans*, requires the statement of net assets available for benefits to present the fair value of the investment contracts as well as the adjustment of the fully benefit responsive investment contracts from fair value to contract value. The related activity is presented at contract value in the statement of changes in net assets available for benefits.

Note 2 - Summary of Significant Accounting Policies (Continued)

Investments - The Plan's investments are stated at fair value, except for its common collective trust fund, which is valued at contract value. Contract value represents investments at cost plus accrued interest income less amounts withdrawn to pay benefits. The fair value of the common collective trust fund is based on discounting the related cash flows of the underlying guaranteed investment contracts based on current yields of similar instruments with comparable durations. The fair value of mutual funds and company stock is based on quoted market prices. Investments in self-directed brokerage accounts are invested in publicly traded securities, which are stated at fair value based on quoted market prices.

Purchases and sales of securities are recorded on a trade-date basis. Participant loans are valued at their amortized cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Income Recognition - Dividend income is accrued on the ex-dividend date.

Expenses - The Corporation pays recordkeeping expenses of the Plan. Management fees represent loan transaction fees, which are paid directly by the participants, through a reduction of their account balance.

Benefit Payments - Benefits are recorded when paid.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Reclassification - Certain prior year amounts have been reclassified to conform to the current year presentation.

Note 3 - Investments

Investments that represent 5 percent or more of the Plan's net assets at December 31, 2008 and 2007 are as follows with the common stock shown at fair value and the Merrill Lynch Retirement Preservation Trust Fund shown at contract value:

	2008	2007
Assets reported at fair value - AMCOL International Corporation common stock	$ 22,685,378	$ 31,683,973
Assets reported at contract value - Merrill Lynch Retirement Preservation Trust Fund	28,819,840	28,058,692

During 2008 and 2007, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value by $(26,298,659) and $9,058,277, respectively, as follows:

	2008	2007
Mutual funds	$(13,111,740)	$ (194,647)
Self-directed brokerage accounts	(778,009)	122,255
AMCOL International Corporation common stock	(12,408,910)	9,130,669
Net appreciation (depreciation)	$(26,298,659)	$ 9,058,277

Note 4 - Fair Value

As of January 1, 2008, the Plan adopted Statement of Financial Accounting Standards No. 157 (SFAS 157), *Fair Value Measurements*. SFAS 157 clarifies the definition of fair value, establishes a framework for measuring fair value, and expands the disclosures for fair value measurements. The standard applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. The provisions of SFAS 157 are effective prospectively for periods beginning January 1, 2008 for financial assets. The implementation of the provisions of SFAS 157 for financial assets as of January 1, 2008 did not have a material impact on the Plan's financial statements.

Note 4 - Fair Value (Continued)

SFAS 157 provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. In general, fair values determined by Level 1 inputs use quoted prices in active markets for identical assets that the Plan has the ability to access. Fair values determined by Level 2 inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset. In instances where inputs used to measure fair value fall into different levels of the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Plan's assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset.

Assets Measured at Fair Value on a
Recurring Basis at December 31, 2008

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2008
Assets				
Mutual funds	$ 19,917,972	$ -	$ -	$ 19,917,972
AMCOL International Corporation Stock Fund	22,685,378	-	-	22,685,378
Self-directed brokerage accounts	1,274,207	-	-	1,274,207
Common collective trust funds	-	24,813,882	-	24,813,882
Participants loans	-	-	2,193,240	2,193,240

The following table sets forth a summary of the changes in the fair value of the Plan's Level 3 investment assets for the year ended December 31, 2008.

Balance at December 31, 2007	$ 2,075,390
Net loan issuances and settlements	117,850
Balance at December 31, 2008	$ 2,193,240

Note 5 - Tax Status

The Plan has received a favorable determination letter from the Internal Revenue Service, dated February 5, 2003, indicating that the Plan and related trust are qualified under Sections 401(a) and 401(k) of the Internal Revenue Code (the "Code") and as such, the related trust is exempt from federal income taxes under Section 501(a) of the Code. Although the Plan has been amended since receiving the determination letter, management believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

Note 6 - Related Party Transactions

The Plan's investments include certain mutual funds managed by Merrill Lynch Trust Company and related entities. Merrill Lynch Trust Company is the recordkeeper and custodian of the Plan and, therefore, these transactions qualify as party-in-interest transactions. As of December 31, 2008 and 2007, $28,819,840 and $28,058,692, respectively, of the total value of the Plan's investment assets consist of funds managed by Merrill Lynch Trust Company.

Additionally, the Plan investments include the company stock of the plan sponsor. These transactions also qualify as party-in-interest transactions. As of December 31, 2008 and 2007, $22,685,378 and $31,683,973, respectively, of the total value of the Plan's investment assets consist of investments in the company stock of the plan sponsor.

Note 7 - Administration

The Corporation is the sponsor of the Plan. The administrative committee, as provided in the plan agreement, has responsibility for the administration of the Plan. Merrill Lynch Trust Company functions as recordkeeper and custodian.

Note 8 - Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

Additionally, the plan invests in a common collective trust fund that heavily invests in guaranteed investment accounts that largely consist of mortgage-backed securities.

Note 9 - Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2008 and 2007 to Form 5500.

	2008	2007
Net assets available for benefits per the financial statements	$ 74,895,200	$ 95,219,004
Less adjustment from contract value to fair value	(4,005,958)	(257,606)
Net assets available for benefits per Form 5500	$ 70,889,242	$ 94,961,398

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements for the years ended December 31, 2008 and 2007 to Form 5500.

	2008	2007
Net (decrease) increase in net assets available for benefits per the financial statements	$ (20,323,804)	$ 14,818,900
Less adjustment from contract value to fair value	(3,748,352)	(257,606)
Net (decrease) increase in net assets available for benefits per Form 5500	$ (24,072,156)	$ 14,561,294

AMCOL International Corporation Savings Plan

Schedule of Assets Held at End of Year
Form 5500, Schedule H, Item 4i
EIN 36-0724340, Plan Number 002
December 31, 2008

(a)	(b) Identity of Issue	(c) Description	(d) Cost	(e) Current Value
**	AMCOL International Corporation common stock	Common stock	*	$ 22,685,378
**	Merrill Lynch Retirement Preservation Trust Fund	Common collective trust fund	*	24,813,882
	BlackRock Government Income Fund	Mutual fund	*	965,354
	PIMCO Total Return Bond Fund	Mutual fund	*	716,182
	Thornburg International Value Fund	Mutual fund	*	2,776,251
	American Income Fund of America	Mutual fund	*	1,683,299
	Oakmark Equity & Income Fund	Mutual fund	*	748,932
	Columbia Marsico 21st Century Growth Fund	Mutual fund	*	2,634,250
	Aberdeen Small Cap Fund Inst GM	Mutual fund	*	893,486
	BlackRock Large Cap Fund	Mutual fund	*	299,102
	Van Kampen Growth & Income Fund	Mutual fund	*	689,500
	MFS Value Fund	Mutual fund	*	1,849,642
	Alger MidCap Growth Retirement Fund	Mutual fund	*	994,758
	AllianceBernstein Small-Mid Cap Value Fund	Mutual fund	*	746,009
	Fidelity Advisor Leveraged Company Stock Fund	Mutual fund	*	589,324
	Calvert Social Investment Income Fund	Mutual fund	*	1,170,792
	Ing International Value Fund	Mutual fund	*	1,148,857
	Munder Micro-Cap Equity Fund	Mutual fund	*	362,337
	BlackRock S&P 500 Index Fund	Mutual fund	*	1,322,856
	BlackRock Small Cap (Russell 2000) Index Fund	Mutual fund	*	327,041
	Self-directed brokerage accounts	Self-directed brokerage accounts	*	1,274,207
	Participant loans	Participant loans bearing interest at rates from 5% to 10.5%	-	2,193,240
		Total investments		**$70,884,679**

* Cost information not required
** Party in interest, as defined by ERISA

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMCOL International Corporation Savings Plan

Date: June 25, 2009



Amiel Naiman
On behalf of the Trustees as Plan Administrator

EXHIBIT INDEX

Exhibit No.	Exhibit	Page
23.1	Consent of Independent Registered Public Accounting Firm	18

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (No. 333-55540) on Form S-8 of our report dated June 11, 2009 appearing in the annual report on Form 11-K of AMCOL International Corporation Savings Plan for the year ended December 31, 2008.

Plante & Moran, PLLC

Chicago, Illinois
June 18, 2009